

Laura Dowling · 2nd

Chief Marketing Officer at Digital Brands Group

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 **Digital Brands Group**

 **Fordham University**

Experience



Chief Marketing Officer
Digital Brands Group
Feb 2019 – Present · 1 yr 10 mos
Los Angeles, California

Divisional Vice President of Marketing & PR, North America
Coach
Feb 2016 – Aug 2018 · 2 yrs 7 mos
New York, New York

Recruited for expertise in local marketing and extensive network of industry contacts. Managed and motivated a team in areas that included omni-channel brand marketing, advertising, public relations (PR), customer relationship management (CRM) and analytics. Developed and executed strategic plans for the most important business unit worldwide.   …see mor

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US Marketing & PR Director
Harry Winston
Aug 2011 – Feb 2016 · 4 yrs 7 mos
New York, New York

I was sought after by a former CEO for this role to develop disruptive strategies to invigorate growth for this high luxury jewelry icon. I headed up a team in functions that included retail and e-commerce marketing, experiential events, public relations (PR) and customer rela⋯ ⋯ ...see mor



Director, Wholesale Marketing

Polo Ralph Lauren

Mar 2009 – Aug 2011 · 2 yrs 6 mos

New York, New York

Reported to SVP of Wholesale Marketing. Developed various marketing communications; worked with executives and their teams to create and implement wholesale marketing best practices. Researched, analyzed and presented market intelligence reports and made recommendations for potential business development projects. ...see mor



Marketing Manager, North America

Links of London

Apr 2006 – Mar 2009 · 3 yrs

New York, New York

Reported to CEO and gained valuable experience in multiple facets of marketing, brand operations and management. Acted as Second in Command with oversight of marketing staff.

Helped drive revenue growth by designing and implementing marketing programs a⋯ ...see mor

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Education



Fordham University



Fordham University

Masters, Public Communications

Mount St. Joseph Academy





